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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13D-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(B)

                              (AMENDMENT NO. ____)*
                          Hanger Orthopedic Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)
                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                   41043F-208
      ---------------------------------------------------------------------
                                 (CUSIP Number)
                                December 26, 2001
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [_]  Rule 13d-1(b)

      [X]  Rule 13d-1(c)

      [_]  Rule 13d-1(d)

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                               Page 1 of 10 pages

                                  SCHEDULE 13G

ISSUER:  Hanger Orthopedic Group, Inc.                     CUSIP NO.: 41043F-208

--------------------------------------------------------------------------------
     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          J.P. Morgan Partners (BHCA), L.P. (formerly known as Chase Equity Associates, L.P.)
          13-3371826
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)

          (b)
--------------------------------------------------------------------------------
     3.   SEC Use Only
--------------------------------------------------------------------------------
     4.   Citizenship or Place of Organization Delaware
                                               --------
--------------------------------------------------------------------------------
                                             4,256,917 shares of the Issuer's
                                             Common Stock, $0.01 par value per
                                             share (the "Common Stock"),
                                             (assuming the conversion of the 7%
                                             Redeemable Preferred Stock, $0.01
                                             par value per share (the "Preferred
                                             Stock"), and exercise of a warrant
                                             for the purchase of 360,000 shares
Number of Shares  5. Sole Voting Power       of Common Stock)
Beneficially      --------------------------------------------------------------
Owned by Each     6. Shared Voting Power
Reporting Person  --------------------------------------------------------------
With:                                        4,256,917 shares of Common Stock
                                             (assuming the conversion of the
                                             Preferred Stock and exercise of a
                                             warrant for the purchase of 360,000
                  7. Sole Dispositive Power  shares of Common Stock)
                  --------------------------------------------------------------
                  8. Shared Dispositive Power
--------------------------------------------------------------------------------
                                             4,256,917 shares of Common Stock
                                             (assuming the conversion of the
                                             Preferred Stock and exercise of a
     9.   Aggregate Amount Beneficially      warrant for the purchase of
          Owned by Each Reporting Person     360,000 shares of Common Stock)
--------------------------------------------------------------------------------
     10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
     11.  Percent of Class Represented by Amount in Row (9) 19.0%
                                                            -----
--------------------------------------------------------------------------------
     12.  Type of Reporting Person (See Instructions)  PN
                                                       --
--------------------------------------------------------------------------------

                               Page 2 of 10 pages

                                  SCHEDULE 13G

ISSUER:  Hanger Orthopedic Group, Inc.                     CUSIP NO.: 41043F-208


PRELIMINARY NOTE: This Schedule 13G is being filed in connection with the acquisition of 70,575 shares of the Issuer's Common Stock pursuant to a cashless exercise of a previously-owned Warrant to purchase 225,914 shares of the Issuer's Common Stock. This filing also includes 796,039 outstanding shares of the Issuer's Common Stock and 3,030,303 shares of Common Stock that are issuable upon the conversion of the 50,000 shares of the Issuer's 7% Redeemable Preferred Stock, par value $0.01 per share (the "Preferred Stock"), and a warrant (the "Unexercised Warrant") to purchase 360,000 shares of the Issuer's Common Stock. Such Preferred Stock and the Unexercised Warrant were previously held by the Reporting Person.

          As of December 26, 2001, the Reporting Person reclassified its investment in the Issuer for bank regulatory purposes. Previously such investment was treated as being governed by Regulation Y which, among other things, restricted the Reporting Person from acquiring more than 5% of the voting securities of the Issuer. The Reporting Person currently classifies the investment as being governed by the Gramm Leach Bliley Act. Under the Gramm Leach Bliley Act, the Reporting Person is not restricted as to the amount of voting securities that it may hold. Accordingly, the Reporting Person is not restricted from acquiring Common Stock upon the conversion or exercise, as the case may be, of the Preferred Stock and the Unexercised Warrant.

ITEM 1.

          (A)  NAME OF ISSUER:

               Hanger Orthopedic Group, Inc.

          (B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               Two Bethesda Metro Center, Suite 1200
               Bethesda, Maryland 20814

ITEM 2.

          (A)  NAME OF PERSON FILING:

               J.P. Morgan Partners (BHCA), L.P.

               Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

          (B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               1221 Avenue of the Americas
               New York, New York  10020

          (C)  CITIZENSHIP:

               Delaware

          (D)  TITLE OF CLASS OF SECURITIES (OF ISSUER):

               Common Stock, par value $0.01 per share

          (E)  CUSIP NUMBER:

               41043F-208


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240. 13D-1(B) OR 240. 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

               Not applicable.

                               Page 3 of 10 pages

                                  SCHEDULE 13G

ISSUER:  Hanger Orthopedic Group, Inc.                     CUSIP NO.: 41043F-208


ITEM 4.   OWNERSHIP

          (A)  AMOUNT BENEFICIALLY OWNED:

               4,256,917 shares of Common Stock (assuming the conversion of the Preferred Stock and exercise of the Unexercised Warrant for the purchase of 360,000 shares of Common Stock).

          (B)  PERCENT OF CLASS:

               19.0% (as of November 5, 2001).

          (C)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

               (i) Sole power to vote or to direct the vote: 4,256,917 shares of Common Stock (assuming the conversion of the Preferred Stock and exercise of the Unexercised Warrant for the purchase of 360,000 shares of Common Stock).

               (ii) Shared power to vote or to direct the vote: Not applicable.

               (iii)  Sole power to dispose or to direct the disposition of:
                      4,256,917 shares of Common Stock (assuming the conversion of the Preferred Stock and exercise of the Unexercised Warrant for the purchase of 360,000 shares of Common Stock).

               (iv)   Shared power to dispose or to direct the disposition of:
                      Not applicable.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

               Not applicable.

ITEM 10. CERTIFICATION

               (a)  Not applicable.

               (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               Page 4 of 10 pages

                                  SCHEDULE 13G

ISSUER:  Hanger Orthopedic Group, Inc.                     CUSIP NO.: 41043F-208


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 7, 2002

                                            J.P. MORGAN PARTNERS (BHCA), L.P.


                                            By:  JPMP Master Fund Manager, L.P.,
                                                 its General Partner

                                            By:  JPMP Capital Corp.,
                                                 its General Partner

                                            By: /s/ Eric A. Green
                                                --------------------------------
                                                Name:   Eric A. Green
                                                Title:  Managing Director

                               Page 5 of 10 pages

                                  SCHEDULE 13G

ISSUER:  Hanger Orthopedic Group, Inc.                     CUSIP NO.: 41043F-208


                                  EXHIBIT 2(A)

          This statement is being filed by J.P. Morgan Partners (BHCA), L.P. (formerly known as Chase Equity Associates, L.P.), a Delaware limited partnership (hereinafter referred to as "JPMP (BHCA)"), whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP
(BHCA) is engaged in the venture capital and leveraged buyout business. The general partner of JPMP (BHCA) is JPMP Master Fund Manager, L.P. (formerly known as Chase Capital Partners, a New York general partnership), a Delaware limited partnership (hereinafter referred to as "JPMP Master Fund"), whose principal business office is located at the same address as JPMP (BHCA), and is also directly or indirectly (through affiliates) engaged in the venture capital and leveraged buyout business. The general partner of JPMP Master Fund is JPMP Capital Corp. (formerly known as Chase Capital Corporation), a New York corporation (hereinafter referred to as "JPMP Capital Corp."), whose principal business office is located at the same address as JPMP (BHCA), and is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp.

          JPMP Capital Corp. is a wholly owned subsidiary of J.P. Morgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.

                               Page 6 of 10 pages

                                  SCHEDULE 13G

ISSUER:  Hanger Orthopedic Group, Inc.                     CUSIP NO.: 41043F-208


                                                                      SCHEDULE A

                               JPMP CAPITAL CORP.

                              EXECUTIVE OFFICERS(1)

President                                               Jeffrey C. Walker*
Executive Vice President                                Mitchell J. Blutt, M.D.*
Executive Vice President                                Arnold L. Chavkin*
Executive Vice President                                John M.B. O'Connor*
Managing Director                                       Dr. Dana Beth Ardi*
Managing Director                                       John R. Baron*
Managing Director                                       Christopher C. Behrens*
Managing Director                                       David S. Britts*
Managing Director                                       Julie Casella-Esposito*
Managing Director                                       Jerome Colonna*
Managing Director                                       Rodney A. Ferguson*
Managing Director                                       David L. Ferguson*
Managing Director                                       David Gilbert*
Managing Director                                       Eric A. Green*
Managing Director                                       Michael R. Hannon*
Managing Director                                       Donald J. Hofmann, Jr.*
Managing Director                                       W. Brett Ingersoll*
Managing Director                                       Alfredo Irigoin*
Managing Director                                       Andrew Kahn*
Managing Director                                       Jonathan R. Lynch*
Managing Director                                       Thomas G. Mendell*
Managing Director                                       Stephen P. Murray*
Managing Director                                       Timothy Purcell*
Managing Director                                       Faith Rosenfeld*
Managing Director                                       Robert R. Ruggiero, Jr.*
Managing Director                                       Susan L. Segal*
Managing Director                                       Kelly Shackelford*
Managing Director                                       Shahan D. Soghikian*
Managing Director                                       Patrick J. Sullivan*
Managing Director                                       Timothy J. Walsh*
Managing Director                                       Richard D. Waters, Jr.*
Managing Director                                       Damion E. Wicker, M.D.*
Managing Director                                       Eric R. Wilkinson*
Senior Vice President                                   Marcia Bateson*
Senior Vice President and Assistant Secretary           Mounir Nahas*
Senior Vice President and Assistant Secretary           Stephen Skoczylas*
Senior Vice President, Treasurer
   and Assistant Secretary                              Bliss R. Stein*
Vice President and Assistant Secretary                  Jeffrey Glatt*
Vice President and Assistant Secretary                  Puneet Gulati*
Vice President and Assistant Secretary                  Sandra King*
Vice President and Assistant Secretary                  Scott Kraemer*
Secretary                                               Anthony J. Horan**
Assistant Secretary                                     Robert C. Caroll**
Assistant Secretary                                     Denise G. Connors**

----------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin and Soghikian.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                               Page 7 of 10 pages

                                  SCHEDULE 13G

ISSUER:  Hanger Orthopedic Group, Inc.                     CUSIP NO.: 41043F-208


                                  DIRECTORS(1)
                              William B. Harrison**
                               Jeffrey C. Walker*




----------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin and Soghikian.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                               Page 8 of 10 pages

                                  SCHEDULE 13G

ISSUER:  Hanger Orthopedic Group, Inc.                     CUSIP NO.: 41043F-208


                                                                      SCHEDULE B


                             J.P. MORGAN CHASE & CO.

                              EXECUTIVE OFFICERS(1)

Chairman of the Board and Chief Executive Officer       William B. Harrison Jr.*
Vice Chairman; Co-Chief Executive Officer,
  Investment Bank                                       Geoffrey T. Boisi*
Vice Chairman; Head of Retail and Middle Market,
  Financial Services and Management and
  Private Banking                                       David A. Coulter*
Director of Human Resources                             John J. Farrell*
Vice Chairman; Chairman, Investment Bank                Walter A. Gubert*
Vice Chairman                                           Thomas B. Ketchum*
Director of Corporate Marketing and Communications      Frederick W. Hill*
Vice Chairman; Co-Chief Executive Officer,
  Investment Bank                                       Donald H. Layton*
Vice Chairman                                           James B. Lee Jr.*
General Counsel                                         William H. McDavid*
Vice Chairman; Head of Finance, Risk
  Management and Administration                         Marc J. Shapiro*
Vice Chairman                                           Jeffrey C. Walker**
Executive Vice President; General Auditor               William J. Moran*
Chief Financial Officer                                 Dina Dublon*
Executive Vice President; Head of Market
  Risk Management                                       Lesley Daniels Webster*
Managing Director; Corporate Treasurer                  David B. Edelson*
Managing Director; Head of Credit Risk Policy           Suzanne Hammett*
Corporate Secretary                                     Anthony James Horan*
Senior Vice President; Chief Compliance Officer         Gregory S. Meredith*
Controller                                              Joseph L. Scalfani*
Assistant Corporate Secretary                           James C. Berry*


                                  DIRECTORS(1)

                          PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                      BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
Hans W. Becherer          Retired Chairman of the Board and
                          Chief Executive Officer
                          Deere & Company
                          One John Deere Place
                          Moline, IL 61265
--------------------------------------------------------------------------------
Riley P. Bechtel          Chairman and Chief Executive Officer
                          Bechtel Group, Inc.
                          P.O. Box 193965
                          San Francisco, CA 94119-3965
--------------------------------------------------------------------------------
Frank A. Bennack, Jr.     President and Chief Executive Officer
                          The Hearst Corporation
                          959 Eighth Avenue
                          New York, New York  10019
--------------------------------------------------------------------------------
Lawrence A. Bossidy       Chairman of the Board
                          Honeywell International
                          P.O. Box 3000
                          Morristown, NJ 07962-2245
--------------------------------------------------------------------------------
M. Anthony Burns          Chairman of the Board
                          Ryder System, Inc.
                          3600 N.W. 82nd Avenue
                          Miami, Florida  33166
--------------------------------------------------------------------------------

----------
(1)  Each of whom is a United States citizen.

* Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.


                               Page 9 of 10 pages

                                  SCHEDULE 13G

ISSUER:  Hanger Orthopedic Group, Inc.                     CUSIP NO.: 41043F-208


                          PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                      BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
H. Laurence Fuller        Retired Co-Chairman
                          BP Amoco p.l.c.
                          1111 Warrenville Road, Suite 25
                          Chicago, Illinois  60563
--------------------------------------------------------------------------------
Ellen V. Futter           President and Trustee
                          American Museum of Natural History
                          Central Park West at 79th Street
                          New York, NY 10024
--------------------------------------------------------------------------------
William H. Gray, III      President and Chief Executive Officer
                          The College Fund/UNCF
                          9860 Willow Oaks Corporate Drive
                          P.O. Box 10444
                          Fairfax, Virginia  22031
--------------------------------------------------------------------------------
William B. Harrison, Jr.  Chairman of the Board and Chief Executive Officer
                          J.P. Morgan Chase & Co.
                          270 Park Avenue, 8th Floor
                          New York, New York  10017-2070
--------------------------------------------------------------------------------
Helene L. Kaplan          Of Counsel
                          Skadden, Arps, Slate, Meagher & Flom LLP
                          Four Times Square
                          New York, New York  10036
--------------------------------------------------------------------------------
Lee R. Raymond            Chairman of the Board and Chief Executive Officer
                          Exxon Mobil Corporation
                          5959 Las Colinas Boulevard
                          Irving, TX 75039-2298
--------------------------------------------------------------------------------
John R. Stafford          Chairman of the Board
                          American Home Products Corporation
                          5 Giralda Farms
                          Madison, New Jersey  07940
--------------------------------------------------------------------------------
Lloyd D. Ward             Chief Executive Officer
                          U.S. Olympic Committee
                          One Olympic Plaza
                          Colorado Springs, CO 80909
--------------------------------------------------------------------------------
Marina v.N. Whitman       Professor of Business Administration and Public Policy
                          The University of Michigan
                          School of Public Policy
                          411 Lorch Hall, 611 Tappan Street
                          Ann Arbor, MI 48109-1220
--------------------------------------------------------------------------------

                               Page 10 of 10 pages